Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended				Six Months Ended
	June 30,				June 30,
	2006		2005		2006		2005
			(in thousands, except ratios)
Fixed Charges:
Gross interest expense	$7,451		$5,621		$17,827		$11,405
Interest portion of rent expense	69		45		116		95

	7,520		5,666		17,943		11,140

Earnings:
Income before taxes	46,901		67,571		92,755		124,284
Plus: fixed charges	7,520		5,666		17,943		11,140
Less: capitalized interest	1,000		2,425		2,655		4,415

	$53,421		$70,812		$108,043		$131,009

Ratio of Earnings to Fixed Charges	7.1	x	12.5	x	6.0	x	11.8	x